Prospectus Supplement #2 (to prospectus dated December 13, 2004)	Filed pursuant to Rule 424(b)(3) Registration No. 333-116060
COVAD COMMUNICATIONS GROUP, INC.
$125,000,000
3% Convertible Senior Debentures due 2024
and the Shares of Common Stock issuable upon Conversion of the Debentures

          This prospectus supplement relates to the resale by the selling securityholders of our 3% Convertible Senior Debentures due 2024 and the shares of our common stock issuable upon the conversion of the Debentures. You should read this prospectus supplement in conjunction with the prospectus dated December 13, 2004, which is to be delivered with this prospectus supplement.
          The information in the table appearing under the heading “Selling Securityholders” in the prospectus is amended by the addition of the information appearing in the table below:

	Principal
	amount
	of Debentures		Shares of
	beneficially	Percentage of	common stock	Percentage of
	owned that	Debentures	that may be sold	common stock
Name of beneficial owner	may be sold (1)	Outstanding	(1)(2)	outstanding
Vicis Capital Master Fund (3)	500,000	*	157,520	*
OCM High Income Convertible Limited Partnership (4)	295,000	*	92,937	*
OCM High Income Convertible Fund II Limited Partnership (4)	265,000	*	83,486	*
San Diego County Employee’s Retirement Association (4)	80,000	*	25,203	*
Delta Air Lines Master Trust (4)	230,000	*	72,459	*
RenaissanceRe Holdings Ltd. (4)	350,000	*	110,264	*
ACE Tempest Reinsurance Ltd. (4)	155,000	*	48,831	*
Tripar Partnership (4)	155,000	*	48,831	*
General Motors Foundation, Inc. (4)	75,000	*	23,628	*
Richard King Mellon Foundation (4)	165,000	*	51,982	*
General Motors Employees Global Group Pension Trust (4)	1,305,000	1.0%	411,127	*
The Long-Term Investment Trust	875,000	*	275,660	*
Virginia Retirement System (4)	665,000	*	209,502	*
HCA Multi-Strategy Trust (4)	215,000	*	67,734	*
OCM Global Convertible Securities Fund (4)	40,000	*	12,602	*

*	Less than 1%

(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements if and when necessary.

(2)	The numbers in this column include the Debentures held by each beneficial owner, as converted to shares of our common stock at the current conversion rate of 315.04 shares of common stock per $1,000 principal amount of Debentures. However, this conversion rate is subject to adjustment as described under “Description of Debentures — Conversion of Debentures” in the prospectus. As a result, the amount of common stock issuable upon conversion of the Debentures in the future may increase or decrease.

(3)	Shad Stastney, Sky Lucas and John Succo are the managers of Vicis Capital, LLC, which is the investment manager of this selling securityholder. Messrs. Stastney, Lucas and Succo may be deemed to have shared voting and shared dispositive power over these securities.

(4)	Oaktree Capital Management LLC is the investment manager of this selling securityholder and, as such, has voting and dispositive power over these securities. Andrew Watts is a managing director of Oaktree Capital Management LLC. Oaktree Capital Management LLC and its members and employees disclaim beneficial ownership of these securities except for their pecuniary interest therein.

          Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 7 of the prospectus, as well as the “Risk Factors” section included in our recent reports filed with the Securities and Exchange Commission.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus supplement is July 29, 2005.